Filed Pursuant to Rule 424(b)(3)
Registration No. 333-168971

APPLE REIT TEN, INC.

STICKER SUPPLEMENT TO
SUPPLEMENT NO. 8 DATED AUGUST 19, 2011
SUPPLEMENT NO. 9 DATED SEPTEMBER 22, 2011
SUPPLEMENT NO. 10 DATED OCTOBER 20, 2011

Supplements No. 8, 9 and 10 to be used with
PROSPECTUS DATED JANUARY 19, 2011

Summary of Supplement to Prospectus
(See Supplements for Additional Information)

Supplement No. 8 (cumulative, replacing all prior supplements) dated August 19, 2011 reports on (a) the status of our best-efforts offering of Units; (b) our purchase of 15 hotels containing a total of 1,695 guest rooms for an aggregate gross purchase price of approximately $225.5 million; (c) our execution of certain purchase contracts that relate to 11 hotels containing a total of 1,574 guest rooms and that provide for an aggregate gross purchase price of approximately $218.6 million; (d) the termination of three purchase contracts; (e) the election of the board of directors included in the prospectus; (f) the resignation of a member of our board of directors; (g) the election of a new director to our board; (h) a summary of certain legal proceedings; (i) financial and operating information for all of our purchased hotels; and (j) our recent financial information and certain additional information about us.

Supplement No. 9 dated September 22, 2011 reports on (a) the status of our best-efforts offering of Units; (b) our purchase of 3 hotels containing a total of 539 guest rooms for an aggregate gross purchase price of approximately $82.8 million and (c) financial and operating information for our recently purchased hotels.

Supplement No. 10 dated October 20, 2011 reports on (a) the status of our best-efforts offering of Units; (b) our purchase of 3 hotels containing a total of 361 guest rooms for an aggregate gross purchase price of approximately $46.6 million; (c) an amendment to our unit redemption program; (d) an update regarding certain legal proceedings; and (e) financial and operating information for our recently purchased hotels.

As of January 27, 2011, we completed our minimum offering of 9,523,810 Units at $10.50 per Unit and raised gross proceeds of $100 million and proceeds net of selling commissions and marketing expenses of $90 million. Each Unit consists of one common share and one Series A Preferred Share. We are continuing the offering at $11 per Unit in accordance with the prospectus.

As of September 30, 2011, we had closed on the sale of 29,825,797 additional Units at $11 per Unit and from such sale we raised gross proceeds of approximately $328.1 million and proceeds net of selling commissions and marketing expenses of approximately $295.3 million. Sales of all Units at $10.50 per Unit and $11.00 per Unit, when combined, represent gross proceeds of approximately $428.1 million and proceeds net of selling commissions and marketing expenses of approximately $385.3 million.

In connection with our hotel purchases to date, we paid a total of approximately $7.1 million, representing 2% of the aggregate gross purchase price, as a commission to Apple Suites Realty Group, Inc. This entity is owned by Glade M. Knight, who is our Chairman and Chief Executive Officer.